                                                    Filed Pursuant to Rule 424b4
                                                              Reg. No. 333-47035

                                  $300,000,000

                                NORDSTROM, INC.

                   6.95% SENIOR DEBENTURES DUE MARCH 15, 2028

                                 -------------

    Interest on the 6.95% Senior Debentures due 2028 ("Debentures") is payable on September 15 and March 15 of each year, commencing September 15, 1998. The Debentures are not redeemable at the option of the Company prior to maturity and are not entitled to the benefit of any sinking fund. The Debentures are unsecured obligations of the Company and will rank PARI PASSU with each other and with all other unsecured and unsubordinated indebtedness of the Company. The Debentures will be represented by one or more Global Debentures registered in the name of a nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Debentures will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Debentures in definitive form will not be issued. The Debentures will be issued only in registered form in denominations of $1,000 and integral multiples thereof. See "Description of the Debentures."

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
 HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                                                       INITIAL PUBLIC       UNDERWRITING        PROCEEDS TO
                                                     OFFERING PRICE(1)      DISCOUNT(2)        COMPANY(1)(3)
                                                     ------------------  ------------------  ------------------
Per Debenture......................................       99.975%              0.875%             99.100%
Total..............................................     $299,925,000         $2,625,000         $297,300,000

(1) Plus accrued interest from March 16, 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $300,000 payable by the Company.

                               ------------------

    The Debentures offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them, and subject to their right to reject orders in whole or in part. It is expected that the Debentures will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about March 16, 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

                           CREDIT SUISSE FIRST BOSTON

                                                               J.P. MORGAN & CO.

                                  ------------

                 The date of this Prospectus is March 11, 1998.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE DEBENTURES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

    Nordstrom, Inc. (the "Company" or "Nordstrom") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference room of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the public reference facilities in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, electronic copies of the Company's filings with the Commission may be accessed on the world wide web via the Commission's EDGAR database at its website (http:// www.sec.gov).

    This Prospectus does not contain all the information set forth in the Registration Statement on Form S-3 ("Registration Statement") and the exhibits which the Company has filed with the Commission under the Securities Act of 1933, as amended, and to which reference is hereby made for further information. The information so omitted may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

    Certain statements contained herein contain "forward looking" information (as defined in the Private Securities Litigation Reform Act of 1995) that involves risks and uncertainties including anticipated store openings, planned capital expenditures and trends in Company operations. Actual future results and trends may differ materially depending upon a variety of factors, including but not limited to, the Company's ability to predict fashion trends, consumer apparel buying patterns, the Company's ability to control costs and expenses, trends in personal bankruptcies and bad debt write-offs, employee relations, adverse weather conditions and other hazards of nature such as earthquakes and floods, the Company's ability to continue its expansion plans and the impact of competitive market forces.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission by the Company are incorporated into this Prospectus by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997;

    2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1997;

    3. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1997; and

    4. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1997.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the effectiveness of the Registration Statement of which this Prospectus is a part and prior to the termination of the offering of the Debentures shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents. Requests for such copies should be directed to: Nordstrom, Inc., 1321 Second Avenue, Seattle, Washington 98101, Attention: Karen E. Purpur, Secretary, telephone (206) 233-6248.

                              RECENT DEVELOPMENTS

    The Company recently announced its unaudited financial results for its fourth quarter and the fiscal year ended January 31, 1998 ("Fiscal 1997"). Net income for the fourth quarter was $59.1 million, a 38.2% increase from $42.8 million in the fourth quarter of the year ended January 31, 1997 ("Fiscal 1996"). Net sales increased to $1.5 billion, up 10.1% from $1.3 billion in the fourth quarter of Fiscal 1996.

    For Fiscal 1997, the Company had net income of $186.2 million, a 26.2% increase over net income of $147.5 million in Fiscal 1996. Net sales increased 8.9% to $4.9 billion in Fiscal 1997 from $4.5 billion in Fiscal 1996.

    Comparable store sales increased 3.8% for Fiscal 1997, compared to a 0.6% increase in Fiscal 1996. The Company attributes this growth to a strong economic environment and a positive reaction to merchandising changes implemented in its women's apparel departments. The remainder of the growth in sales was the result of new store openings and higher sales in the Company's direct sales catalog business.

    The Company's operating margin improved in Fiscal 1997 compared to Fiscal 1996. As a percentage of sales, total costs and expenses were 93.7%, compared to 94.5% in Fiscal 1996. Merchandise markups were higher and markdowns were lower in Fiscal 1997 compared to Fiscal 1996, reflecting growth in sales and recovery from the impact of changes in the Company's women's apparel departments implemented in Fiscal 1996.

    In February 1998, the Company's board of directors approved a $400 million common stock repurchase program. Prior to such approval, the Company completed a $100 million common stock repurchase program approved in February 1997. Subject to the Company's ability to obtain shares on the open market in sufficient quantities and at target prices, the Company may complete the common stock repurchase program during its fiscal year ending January 31, 1999 ("Fiscal 1998"), however, no assurance can be given that it will be able to do so.

    At January 31, 1998, the Company's debt to capital ratio was 32%. The Company anticipates that during Fiscal 1998 this ratio will rise above 40% if the common stock repurchase program is substantially completed, based in part on the expectation that, as a consequence of the common stock repurchase program, total debt would increase during Fiscal 1998 from the January 31,1998 level of $684.6 million.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Debentures will be used primarily for the repayment of an estimated $220 million in outstanding short-term indebtedness with interest rates ranging from 5.5% to 5.6% and maturity dates approximately concurrent with the date of this offering. The remainder of such proceeds will be used for general corporate purposes, including repurchase of the Company's common stock pursuant to its common stock repurchase program. Pending such uses, the net proceeds will be temporarily invested in money market instruments.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below under the captions "Operating Results" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended January 31, 1997 have been derived from the audited consolidated financial statements of the Company. The selected consolidated financial data presented below under the captions "Operating Results" and "Balance Sheet Data" as of and for the nine month periods ended October 31, 1996 and 1997 have been derived from unaudited interim condensed consolidated financial information of the Company. In the opinion of management, the unaudited interim condensed consolidated financial information has been prepared on the same basis as the audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the information set forth therein. The results of operations for the nine months ended October 31, 1997 are not necessarily indicative of results to be expected for the full fiscal year or for any future period. This information is qualified in its entirety by and should be read in conjunction with the detailed information and financial statements and applicable management's discussion and analysis included in the Company's Annual Report on Form 10-K for the year ended January 31, 1997 and Quarterly Reports on Form 10-Q for the quarters ended April 30, 1997, July 31, 1997 and October 31, 1997.

                                                                                            NINE MONTHS ENDED
                                                                                               OCTOBER 31,
                                          FISCAL YEAR ENDED JANUARY 31,                        (UNAUDITED)
                           ------------------------------------------------------------  ------------------------
                              1993        1994        1995        1996         1997         1996         1997
                           ----------  ----------  ----------  -----------  -----------  -----------  -----------
                                       (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SQUARE FOOT AMOUNTS)

OPERATING RESULTS:
  Net sales..............  $3,421,979  $3,589,938  $3,894,478  $ 4,113,517  $ 4,453,063  $ 3,131,866  $ 3,396,876
  Net earnings...........     136,619     140,418     202,958      165,112      147,505      104,714      127,080
BALANCE SHEET DATA (AT
  PERIOD END):
  Total assets...........  $2,053,170  $2,177,481  $2,396,783  $ 2,732,619  $ 2,702,507  $ 2,894,421  $ 3,126,308
  Notes payable..........      38,319      40,337      87,388      232,501      163,770      190,890      241,348
  Long-term debt,
    including current
    portion..............     481,945     438,574     373,910      439,943      380,632      404,970      472,044
  Shareholders' equity...   1,052,031   1,166,504   1,343,800    1,422,972    1,473,192    1,461,550    1,484,029
OTHER DATA:
Ratio of earnings to
  fixed charges (1)......       4.41x       4.95x       6.79x        5.14x        4.99x        4.66x        5.43x
Number of stores (at
  period end)............          72          74          76           78           83           83           90
Total square footage
  (at period end)........   9,224,000   9,282,000   9,998,000   10,713,000   11,754,000   11,743,000   12,592,000
Net sales per square
  foot...................  $      381  $      383  $      395  $       382  $       377  $       358  $       364

------------------------------

(1) For the purpose of this ratio, earnings consist of earnings before income taxes plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest and the estimated interest portion of rent expense.

                                    BUSINESS

    Nordstrom is a specialty retailer selling a wide selection of apparel, shoes and accessories for women, men and children. Most of Nordstrom's merchandise categories are offered in each of its 65 large fashion specialty stores currently located in Alaska, California, Colorado, Connecticut, Illinois, Indiana, Maryland, Michigan, Minnesota, New Jersey, New York, Ohio, Oregon, Pennsylvania, Texas, Utah, Virginia and Washington. In addition, Nordstrom operates 21 clearance stores in California, Illinois, Maryland, New York, Oregon, Pennsylvania, Utah, Virginia and Washington under the name "Nordstrom Rack," one clearance store in Arizona, under the name "Last Chance Shoes and Apparel," three specialty stores in California and New York under the name "Faconnable" and two shoe stores in Hawaii. Nordstrom's marketing philosophy is to offer a wide selection of merchandise, to create customer loyalty by providing a high level of customer service and to respond rapidly to local market conditions and fashion trends through decentralized buying and merchandise selection. The Company's executive offices are located at 1501 Fifth Avenue, Seattle, Washington 98101, telephone (206) 628-2111.

    The following table sets forth the total store area (exclusive of corporate and administrative offices in Seattle, Washington) as of January 31, 1998 of all stores currently operated by Nordstrom:

                                                     TOTAL STORE    NUMBER OF
DESCRIPTION                                             AREA         STORES
--------------------------------------------------  -------------   ---------
California Group..................................      4,258,000         25
East Coast Group..................................      2,883,000         13
Northwest Group...................................      2,692,000         19
Midwest Group.....................................      1,867,000          8
Rack Group........................................        857,000         22
Other.............................................         57,000          5
                                                                          --
                                                    -------------
    Total.........................................     12,614,000         92
                                                                          --
                                                                          --
                                                    -------------
                                                    -------------

    Nordstrom currently anticipates opening three specialty stores in 1998 in Atlanta, Georgia, Overland Park, Kansas, and Scottsdale, Arizona. The Company also plans to open five new Nordstrom Rack stores in 1998. These stores will contain a total of approximately 923,000 square feet. In addition, the Company plans to open a new and larger flagship store in downtown Seattle, Washington, replacing an existing store.

    Nordstrom currently anticipates opening four specialty stores in 1999 in Norfolk, Virginia, Providence, Rhode Island, Mission Viejo, California, and Columbia, Maryland, and replacing an existing store in Spokane, Washington. These stores will contain a total of approximately 809,000 square feet. In 1999, Nordstrom also plans to complete the expansion and remodeling of a store in San Diego, California.

    Nordstrom is also considering other locations in Colorado, Illinois, Georgia, Texas, Hawaii, Missouri and Florida for potential store openings. With respect to any proposed store, it is possible that in one or more instances store site negotiations may be terminated and the store may not be built, or delays may occur. Furthermore, environmental and land use regulations and the difficulties encountered by shopping center developers in securing financing could make future development of stores more difficult, time-consuming and expensive.

    The Company regularly employs on a full or part-time basis an average of approximately 41,000 employees. Due to the seasonal nature of the Company's business, the number increased to approximately 49,000 employees in July 1997 for the Company's anniversary sale and in December 1997 for the Christmas selling season.

                         DESCRIPTION OF THE DEBENTURES

    The Debentures are to be issued under an Indenture (the "Indenture"), dated as of March 11, 1998, between the Company and Norwest Bank Colorado, National Association, as Trustee (the "Trustee"). A copy of the Indenture substantially in the form in which it will be executed is filed as an exhibit to the Registration Statement and is incorporated herein by reference. The statements under this caption relating to the Debentures and the Indenture summaries do not purport to be complete and are qualified in their entirety by such reference to the Debentures and the Indenture. Whenever a defined term is indicated by capital letters, the definition thereof is contained in the Indenture.

    The principal of and interest and premium (if any) on the Debentures will be payable, the transfer of Debentures will be registrable and the Debentures may be presented for exchange at the office of the Trustee located at Norwest Bank Minnesota, N.A., Corporate Trust Operations, Sixth Street & Marquette Avenue, Minneapolis, Minnesota 55479-0113. So long as the Debentures are represented by Global Debentures, the interest payable on the Debentures will be paid to Cede & Co., the nominee of DTC, or its registered assigns, as the registered owner of the Global Debentures, by wire transfer of immediately available funds on each of the applicable interest payment dates, not later than 2:30 p.m. Eastern Standard Time. If the Debentures are no longer represented by Global Debentures, payment of interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto. No service charge will be made for any transfer or exchange of Debentures, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

    The Debentures are not subject to redemption by the Company and no sinking fund will be provided for them.

GENERAL

    The Debentures will be limited to $300,000,000 in aggregate principal amount and will be senior debt securities of the Company and will rank PARI PASSU with other unsecured and unsubordinated indebtedness of the Company. The Debentures will be issued in denominations of $1,000 and integral multiples thereof, in fully registered form only, will bear interest from March 16, 1998, at the rate of interest stated in their title and will mature on March 15, 2028. Interest will be payable semiannually on September 15 and March 15 in each year to the persons in whose names the Debentures are registered at the close of business on the preceding September 1 and March 1. The first interest payment date is September 15, 1998.

BOOK-ENTRY SYSTEM

    The Debentures will be issued in the form of one or more fully registered Global Debentures which will be deposited with, or on behalf of, DTC, as depository, and registered in the name of DTC's nominee. Except as set forth below, the Global Debentures may be transferred, in whole and not in part, only by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depository or any nominee of such successor.

    DTC has advised as follows: it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC hold securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the

New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

    Purchases of interests in the Global Debentures under the DTC system must be made by or through Direct Participants, which will receive a credit for such interests on DTC's records. The ownership interest of each actual purchaser of interests in the Global Debentures ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Debentures are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Global Debentures, except as described below.

    To facilitate subsequent transfers, all Global Debentures deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Global Debentures with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the interests in the Global Debentures; DTC's records reflect only the identity of the Direct Participants to whose accounts interests in the Global Debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither DTC nor Cede & Co. will consent or vote with respect to the Global Debentures. Under its usual procedures, DTC mails an Omnibus Proxy to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts interests in the Global Debentures are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Principal and interest payments on the Debentures will be made to Cede & Co. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent, or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Corporation or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

    DTC may discontinue providing its services as depository with respect to the Debentures at any time by giving reasonable notice to the Company or the Paying Agent. Under such circumstances, in the event that a successor depository is not obtained, definitive Debenture certificates are required to be printed and delivered. The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depository).

    Global Debentures representing all but not part of the Debentures offered hereby are exchangeable for Debentures in definitive form of like tenor and terms if (i) DTC notifies the Company that it is unwilling or unable to continue as depository for such Global Debentures or if at any time DTC ceases to be a clearing agency registered as such under the Securities Exchange Act of 1934, as amended, and the Company does not appoint a successor depository within 90 days of receipt by the Company of such notice or of the Company becoming aware of such ineligibility or (ii) the Company executes and delivers to the Trustee a Company Order that such Global Debentures shall be exchangeable. The Global Debentures exchangeable pursuant to the preceding sentence shall be exchangeable for Debentures Issuable in denominations of $1,000 and any integral multiple thereof and registered in such names as DTC shall direct.

    The Information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Corporation believes to be reliable, but the Corporation takes no responsibility for the accuracy thereof.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Debentures will be made by the Underwriters in immediately available funds. So long as the Debentures are represented by Global Debentures, all payments of principal and interest will be made by the Company in immediately available funds. So long as the Debentures are represented by Global Debentures registered in the name of DTC or its nominee, the Debentures will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Debentures will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debentures.

LIMITATIONS ON LIENS

    The Company will not, and will not permit any Restricted Subsidiary (as defined below) to, create, incur, issue, assume or guarantee any indebtedness for money borrowed ("Debt") secured by a Mortgage (as defined below) upon any Operating Property (as defined below), or upon shares of capital stock or Debt issued by any Restricted Subsidiary and owned by the Company or any Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively providing concurrently that the Debentures are secured equally and ratably with or, at the option of the Company, prior to such Debt so long as such Debt shall be so secured.

    The foregoing restriction shall not apply to, and there shall be excluded from Debt in any computation under such restriction, Debt secured by (i) Mortgages on any property existing at the time of the acquisition thereof; (ii) Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of such corporation (or a division thereof) as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary, PROVIDED that any such Mortgage does not extend to any property owned by the Company or any Restricted Subsidiary immediately prior to such merger, consolidation, sale, lease or disposition; (iii) Mortgages on property of a corporation existing at the time such corporation becomes a Restricted Subsidiary; (iv) Mortgages in favor of the Company or a Restricted Subsidiary; (v) Mortgages to secure all or part of the cost of acquisition, construction, development or improvement of the underlying property, or to secure Debt incurred to provide funds for any such purpose, PROVIDED that the commitment of the creditor to extend the credit secured by any such Mortgage shall have been obtained not later than 365 days after the later of (a) the completion of the acquisition, construction, development or improvement of such property, or (b) the placing in operation of such property;
(vi) Mortgages in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments; and (vii) Mortgages existing on the date of the Indenture or any extension, renewal, replacement or refunding of any Debt secured by a Mortgage existing on the date of the Indenture or referred to in clauses (i) to (iii) or (v), PROVIDED that the principal amount of Debt secured thereby and not otherwise authorized by clauses
(i) to (iii) or (v) shall not exceed the principal amount of Debt, plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding.

    Notwithstanding the restrictions described above, the Company and its Restricted Subsidiaries may create, incur, issue, assume or guarantee Debt secured by Mortgages without equally and ratably securing the Debentures if, at the time of such creation, incurrence, issuance, assumption or guarantee, after giving effect thereto and to the retirement of any Debt which is concurrently being retired, the aggregate amount of all outstanding Debt secured by Mortgages which would otherwise be subject to such restrictions (other than any Debt secured by Mortgages permitted as described in clauses (i) through (vii) of the immediately preceding paragraph) does not exceed the greater of (i) 15% of Consolidated Net Assets (as defined below) and (ii) $150 million.

    "Consolidated Net Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any indebtedness for money borrowed having a maturity of less than 12 months from the date of the most recent consolidated balance sheet of the Company but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower), and (ii) all investments in subsidiaries other than Restricted Subsidiaries, all as set forth on the most recent consolidated balance sheet of the Company and computed in accordance with generally accepted accounting principles.

    "Mortgage" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or other security arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

    "Operating Property" means any real property or equipment located within the United States and owned by, or leased to, the Company or any of its subsidiaries that has a net book value (after deduction of accumulated depreciation) in excess of 1.0% of Consolidated Net Assets.

    "Restricted Subsidiary" means any Subsidiary of the Company that owns any Operating Property.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company may not consolidate with or merge into any other corporation or transfer its properties and assets substantially as an entirety to any Person unless (i) the corporation formed by such consolidation or into which the Company is merged or the Person to which the properties and assets of the Company are so transferred shall be a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia and shall expressly assume the payment of the principal of (and premium, if any) and interest on the Debentures and the performance of the other covenants of the Company under the Indenture, (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance or transfer and any supplemental indenture comply with the Indenture and the conditions precedent therein relating to any such transaction have been complied with.

EVENTS OF DEFAULT, NOTICE AND WAIVER

    The Indenture provides that if an Event of Default specified therein shall have happened and be continuing either the Trustee or the holders of 25% in principal amount of the Debentures then outstanding may declare the principal of all such Debentures to be due and payable; provided, however, that if any and all defaults (other than the non-payment of principal of and accrued interest on Debentures which shall have become due by acceleration) shall have been remedied, the holders of a majority in aggregate principal amount of Debentures then outstanding may rescind and annul such declaration and its consequences.

    Events of Default are defined in the Indenture as being (i) default for 30 days in payment of any interest installment; (ii) default in payment of principal and premium, if any, when due and payable, (iii) default in the performance, or breach, for 60 days after written notice to the Company by the Trustee or by the holders of at least 25 percent in principal amount of the outstanding Debentures, in any other covenant or warranty in the Indenture; and
(iv) certain events of bankruptcy, insolvency and reorganization.

    The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default, give to the Debenture holders notice of all uncured defaults known to it unless, except in the case of default in the payment of principal and premium, if any, or interest on any of the Debentures, withholding of such notice is in the interest of the Debenture holders. The term "default" for the purpose of this provision only shall mean the happening of any of the Events of Default specified above, not including any grace period or any requirement for the giving of written notice.

    The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of the Debentures before proceeding to exercise any right or power under the Indenture at the request of the Debenture holders. The Indenture provides that the holders of a majority in principal amount of the outstanding Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

    In certain cases, the holders of a majority in principal amount of the outstanding Debentures may on behalf of the holders of all Debentures waive any past default or Event of Default except, unless theretofore cured, a default in payment of the principal and premium, if any, or interest on any of the Debentures.

MODIFICATIONS OF THE INDENTURE

    The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority in principal amount of the outstanding Debentures, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of the Debentures, except that no such supplemental Indenture may (i) extend the fixed maturity of any Debentures, or reduce the principal amount thereof or any premium thereon, or (ii) reduce the rate or extend the time of payment of interest thereon, without the consent of the holders of the Debentures.

MISCELLANEOUS

    The Indenture provides that no Debenture holder may institute any action against the Company under the Indenture (except actions for payment of overdue principal or interest and for enforcement of conversion rights) unless the holders of at least 25% of the principal amount of Debentures then outstanding shall have requested the Trustee to institute such action and shall have offered reasonable indemnity against costs, expenses and liabilities and the Trustee shall not have instituted such action within 60 days of such request.

THE TRUSTEE

    The Trustee is a national bank with its principal office in Denver, Colorado. The Trustee also is the trustee under two indentures covering outstanding medium term notes of Nordstrom Credit, Inc., a subsidiary of the Company.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Debentures set forth opposite its name below:

                                                                                           PRINCIPAL
                                                                                           AMOUNT OF
                                     UNDERWRITER                                           DEBENTURES
--------------------------------------------------------------------------------------  ----------------
Goldman, Sachs & Co...................................................................  $    100,000,000
Credit Suisse First Boston Corporation................................................       100,000,000
J.P. Morgan Securities Inc............................................................       100,000,000
                                                                                        ----------------
    Total.............................................................................  $    300,000,000
                                                                                        ----------------
                                                                                        ----------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Debentures, if any are taken.

    The Underwriters propose to offer the Debentures in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of 0.500% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.250% of the principal amount of the Debentures to certain brokers and dealers. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Debentures are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

    In connection with the offering, the Underwriters may purchase and sell the Debentures in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Debentures, and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Debentures than they are required to purchase from the Company in the offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to other broker-dealers in respect of the Debentures sold in the offering may be reclaimed by the Underwriters if such Debentures are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Debentures, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

    In the ordinary course of business, certain of the Underwriters have in the past performed, and may in the future perform, investment banking services for the Company for which they have received, and may in the future receive, fees or other compensation.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933.

                                 LEGAL OPINIONS

    Certain matters with respect to the legality of the Debentures offered hereby will be passed upon for the Company by Lane Powell Spears Lubersky LLP, 1420 Fifth Avenue, Suite 4100, Seattle, Washington 98101, and for the Underwriters by Orrick, Herrington & Sutcliffe LLP, 777 South Figueroa Street,

Suite 3200, Los Angeles, California 90017. Orrick, Herrington & Sutcliffe LLP will rely, as to matters of Washington law, on the opinion of Lane Powell Spears Lubersky LLP. D. Wayne Gittinger, a director of the Company, is a partner in the firm of Lane Powell Spears Lubersky LLP. At January 31, 1998, members of that firm beneficially owned directly or indirectly an aggregate of approximately 5,300,000 shares of Common Stock of the Company.

                                    EXPERTS

    The financial statements and the related financial statement schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended January 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
Recent Developments.......................................................     3
Use of Proceeds...........................................................     3
Selected Consolidated Financial Data......................................     4
Business..................................................................     5
Description of the Debentures.............................................     6
Underwriting..............................................................    11
Legal Opinions............................................................    11
Experts...................................................................    12

                                  $300,000,000

                                NORDSTROM, INC.

                            6.95% SENIOR DEBENTURES
                               DUE MARCH 15, 2028

                                  ------------

                                   PROSPECTUS

                                  ------------

                              GOLDMAN, SACHS & CO.
                           CREDIT SUISSE FIRST BOSTON
                               J.P. MORGAN & CO.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------